REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409 Toll Free: 800-665-4616

www.regtech.com

NEWS RELEASE

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. DECLARES DISTRIBUTION OF THE

SHARES OF MINEWEST SILVER & GOLD INC.

For Immediate Release: January 6, 2011. Vancouver, BC - Reg Technologies Inc. (TSX)

Venture  Exchange:  RRE.V,  OTC  BB:  REGRF)  is  pleased  to announce  the distribution of the shares of Minewest Silver & Gold Inc.

Reg   Technologies,   Inc.   has   transferred   its   interest   in   the   Silverknife   Property   for

8,000,000  shares  of  Minewest  Silver  &  Gold  Inc.  Reg  Technologies,  Inc. will  retain  a  5%

NPI. Minewest Silver & Gold Inc. is a Reg Technologies, Inc. subsidiary and private B.C.

company.

Reg  Technologies,  Inc.  directors  declared  a  distribution  of  Minewest  Silver  &  Gold  Inc.

shares on a 7 to 1 basis as of record date February 15, 2011.

Minewest  Silver  &  Gold  Inc.  Geologist  is  finalizing  a  43-101  report  on  the  Silverknife property,  which  has  36  claims  and  is  located  in  the  Liard  mining  district  in  B.C.  Results from previous drilling reported up to 29 ounces of silver per ton in 1985.

ABOUT MINEWEST SILVER & GOLD INC. (SILVERKNIFE CLAIMS)

The  property  lies  on  the  northeastern  flank  of  the  Cassiar  Mountains.  The  terrain  of  the area  is  moderately  mountainous,  with  rounded  peaks  and  ridges  separated  by  broad  U-

shaped  valleys.  Property  elevations  range  from  1,050  m  ASL  to  1,660  m  ASL.  Roughly

20% of the property is above tree line, which is at approximately 1,450 m ASL.

The  Silverknife  Property  is  contiguous  to  Silvercorp’s  Silvertip  silver-lead-zinc  deposit which  lies  less  than  one  (1)  km  from  the  Property  boundary.  Silvercorp  has  been  active in  the  past  two  (2)  years  exploring  and  re-evaluating  the  Silvertip  Property  towards  the initiation  of  mining  operations.  Recently,  Silvercorp  opened  up  a  50  man  camp  on  the

Silvertip  Property  and  has  announced  plans  to  apply  for  a  Provincial  Small  Mine  Permit for  an  underground  mining  operation  with  a  capacity  of  under  75,000  tonnes  per  year

and   all   ancillary   dewatering   and   related   permits.   Exploration   diamond   drilling   from

10,000-20,000 meters is currently underway on the Silvertip Property.

The  Silverknife  mineral  claims  have  been  held  continuously  since  they  were  staked  in

1983 and are held in trust by Reg Technologies, Inc.

Through  a  series  of  Property  agreements,  Minewest  holds  a  70%  working  interest,

subject  to  a  10%  net  smelter  return  (NSI),  in  the  Property.  Teryl  Resources  Corp.  holds

30% working interest, and a 10% NPI in the Property.

Reg Technologies, Inc. is retaining a 5% net profit interest in the Property. A one percent

(1%) NSR is payable to SMR in relation to the Silverknife Property.

The  Silverknife  Property  was  worked  extensively  from  1984  through  1988  including geochemical  soil  sampling,  VLF-EM  surveys,  Induced  Polarization  surveys  and  diamond drilling (totaling over 4,400 meters).

These  projects  located  geochemical  and  geophysical  anomalies  considered  high  priority exploration targets as well as generated drill assay results from trace up to 4.2 meters of

29.3  oz/ton  silver,  16.5  percent  lead  and  7.1  percent  zinc  (Hole  85-21).Sphalerite,

galena  and  pyrite  within  these  mineralized  sections  are  associated  with  ran  coloured siderite which has been interpreted as associated with the higher grace intersections.

REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an

improved  axial  vane  type  rotary  engine  known  as  the  Rand  Cam   TM/RadMaxTM  rotary

technology  used  in  the  revolutionary  design  of  lightweight  and  high  efficiency  engines,

compressors  and  pumps.   The  RadMaxTM  engine  has  only  two  unique  moving  parts,  the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder

piston  engine.   This  innovative  design  makes  it  possible  to  produce  up  to  24  continuous

power   impulses   per   one   rotation   that   is   vibration-free   and   extremely   quiet.     The

RadMaxTM  engine  also  has  multi-fuel capabilities allowing  it  to operate  on  fuels  including

gasoline,  natural  gas,  hydrogen,  propane  and  diesel.    REGI  U.S.,  Inc.  and  its  parent

company,   Reg   Technologies   Inc.,   are   currently   designing   and   testing   prototype

RadMaxTM  diesel  engines,  compressors  and  pumps  intended  for  aviation,  automotive,

industrial  processes,  and  military  applications.   Reg  Technologies  owns  the  worldwide

rights  and  REGI  U.S.,  Inc.,  owns  the  U.S.  rights  to  the  RadMax  technology.   For  more

information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

“John Robertson”

John Robertson,

President

Contacts:

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the

“Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of which  are  beyond  the  Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties  and  licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the

Companies  or  develop  or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,

rules  and  regulations  applicable  to  the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays

resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,

stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Companies’

actual  results,  performance  or  achievements  could  differ  materially  from those  expressed  in,  or  implied  by,  these  forward-

looking  statements,  including  those  described  in  Reg  Technologies’  financial  statements,  management  discussion  and analysis  and  material  change  reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,

and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s  Form

10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.   Accordingly, no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  their  behalf  are  expressly  qualified  in  their entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any  obligation  to  update  publicly  or  to revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,

except as may be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company’s  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither the TSX, nor any other securities regulatory authority, approves of the adequacy or accuracy of the contents of this news release.